Exhibit 99.2(a)(iii)

AMENDMENT NO. 2, DATED AS OF OCTOBER 18, 2024, TO AMENDED AND RESTATED DECLARATION OF TRUST OF ABRDN WORLD HEALTHCARE FUND

WHEREAS, abrdn World Healthcare Fund (the “Trust”) is a Massachusetts business trust established and existing pursuant to the Amended and Restated Declaration of Trust made on March 5, 2015 and amended and restated as of May 18, 2015, as amended by Amendment No. 1 dated as of October 25, 2023 (the “Declaration of Trust”); and

WHEREAS, the trustees of the Trust (the “Trustees”) have determined that the Declaration of Trust should be amended to update the resident agent of the Trust in the Commonwealth of Massachusetts and the Trust’s principal place of business as hereinafter set forth (the “Amendment”); and

WHEREAS, pursuant to Section 8.3 of the Declaration of Trust, the Trustees may amend the Declaration of Trust to effect certain changes without the vote or consent of the Shareholders;

NOW, THEREFORE, IT IS agreed as follows:

1.            Amendment to the Declaration of Trust. Section 10.6. of the Declaration of Trust, relating to the principal office of the Trust, and Section 10.7 of the Declaration of Trust, relating to the resident agent of the Trust, are hereby deleted in their entirety and replaced with the following:

Section 10.6  Appointment of Resident Agent; Principal Place of Business.

Corporation Service Company, 84 State Street, Boston, Massachusetts 02109, is hereby appointed the resident agent of the Trust in the Commonwealth of Massachusetts upon whom may be served and notice, process or pleading in any action or proceeding against the Trust or the Trustees as such. The principal place of business of the Trust is 1900 Market Street, Suite 200, Philadelphia PA 19103. The Trust may have other principal offices within or without Massachusetts as the Trustees may determine or as they may authorize.

2.            Defined Terms: Confirmation of Other Terms of the Declaration of Trust. Any capitalized or other term used herein and not defined herein, but which is defined in the Declaration of Trust, shall have the meaning assigned to it in the Declaration of Trust. The Declaration of Trust, as amended as provided herein, is hereby confirmed as being in full force and effect in accordance with its terms.

3.            Effective Date. This Amendment shall be effective as of close of business on upon its filing with the Secretary of the Commonwealth of Massachusetts.

4.            Counterparts. This instrument may be simultaneously executed in several counterparts, each of which shall be deemed to be an original, and such counterparts, together, shall constitute one and the same instrument, which shall be sufficiently evidenced by any such original counterpart. To the extent such instrument is signed and delivered by electronic transmission, it will be treated in all manner and respects as an original agreement or instrument and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

IN WITNESS WHEREOF, the undersigned, being a majority of the Trustees of the Trust, have executed this instrument as of the 18th day of October, 2024.

/s/ Jeffrey A. Bailey	/s/ Christian Pittard
Jeffrey A. Bailey	Christian Pittard

/s/ Rose DiMartino	/s/ Todd Reit
Rose DiMartino	Todd Reit

/s/ Kathleen L. Goetz
Kathleen L. Goetz

/s/ C. William Maher
C. William Maher